SCHEDULE 13G

Amendment No. 4
Alexandria Real Estate Equities Incorporated
Common Stock
Cusip #015271109


Cusip #015271109
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	262,390
Item 6:	0
Item 7:	2,740,693
Item 8:	0
Item 9:	2,740,693
Item 11:	6.173%
Item 12:	    HC


Cusip #015271109
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	2,740,693
Item 8:	0
Item 9:	2,740,693
Item 11:	6.173%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		Alexandria Real Estate Equities
Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		385 E. Colorado Blvd
		Suite 299
		Pasedena, CA  91101


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		015271109

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	2,740,693

	(b)	Percent of Class:	6.173%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	262,390

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	2,740,693

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Alexandria Real Estate Equities Incorporated. No one person's interest in the Common Stock of Alexandria Real Estate Equities Incorporated is more than five percent of the total outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
Date

 /s/ Scott C. Goebel
Signature

Scott C. Goebel
Duly authorized under Power of Attorney
effective as of June 1, 2008 by and on behalf of FMR LLC and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,478,303 shares or 5.582% of the Common Stock outstanding of Alexandria Real Estate Equities Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Common Stock of Alexandria Real Estate Equities Incorporated owned by the investment companies at December 31, 2009 included 521 shares of Common Stock resulting from the assumed conversion of 2,103 shares of ALEXANDRIA REAL EST 7% PC PERP (0.2477 shares of
Common Stock for each share of Convertible Preferred
Stock). The number of shares of Common Stock of Alexandria
Real Estate Equities Incorporated owned by the investment companies at December 31, 2009 included 129,893 shares of Common Stock resulting from the assumed conversion of $15,310,000 principal amount of ALEXANDRIA R CV 3.7%
1/27 (8.4842 shares of Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of Alexandria Real Estate Equities
Incorporated owned by the investment companies at December 31, 2009 included 4,589 shares of Common Stock resulting from the assumed conversion of $190,000 principal amount of ALEXANDRIA R/E CV 8% 4/29 (24.1546 shares of Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 2,478,303 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Pyramis Global Advisors, LLC ("PGALLC"), 900
Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment
Advisers Act of 1940, is the beneficial owner of 66,140 shares or 0.149% of the outstanding Common Stock of Alexandria
Real Estate Equities Incorporated as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.
The number of shares of Common Stock of Alexandria Real
Estate Equities Incorporated owned by the institutional account(s) at December 31, 2009 included 12,435 shares of Common Stock resulting from the assumed conversion of 50,200 shares of ALEXANDRIA REAL EST 7% PC PERP
(0.2477 shares of Common Stock for each share of Convertible Preferred Stock). The number of shares of Common Stock of Alexandria Real Estate Equities
Incorporated owned by the institutional account(s) at December 31, 2009 included 24,961 shares of Common Stock resulting from the assumed conversion of $2,942,000 principal amount of ALEXANDRIA R CV 3.7% 1/27 (8.4842 shares of
Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of Alexandria Real Estate Equities Incorporated owned by the institutional account(s) at December 31, 2009 included 28,744 shares of Common Stock resulting from the assumed conversion of $1,190,000 principal amount of ALEXANDRIA
R/E CV 8% 4/29 (24.1546 shares of Common Stock for each
$1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 66,140 shares and sole power to vote or to direct the voting of 66,140 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Pyramis Global Advisors Trust Company ("PGATC"),
900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 196,250 shares or 0.442% of the outstanding Common Stock of the Alexandria Real Estate Equities Incorporated as a result of its serving as investment manager of institutional accounts owning such shares. The number of shares of Common Stock of Alexandria Real Estate Equities Incorporated owned by the institutional account(s) at December 31, 2009 included 1,338 shares of Common Stock resulting from the assumed conversion of 5,400 shares of ALEXANDRIA REAL EST 7% PC PERP (0.2477 shares of
Common Stock for each share of Convertible Preferred
Stock). The number of shares of Common Stock of Alexandria Real Estate Equities Incorporated owned by the institutional account(s) at December 31, 2009 included 19,513 shares of Common Stock resulting from the assumed conversion of $2,300,000 principal amount of ALEXANDRIA R CV 3.7%
1/27 (8.4842 shares of Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of Alexandria Real Estate Equities
Incorporated owned by the institutional account(s) at December 31, 2009 included 2,899 shares of Common Stock resulting from the assumed conversion of $120,000 principal amount of ALEXANDRIA R/E CV 8% 4/29 (24.1546 shares of Common Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 196,250 shares and sole power to vote or to direct the voting of 196,250 shares of Common
Stock owned by the institutional accounts managed by PGATC as reported above.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 12, 2010, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of Alexandria Real Estate Equities
Incorporated at December 31, 2009.

	FMR LLC

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of FMR LLC and its direct
and indirect subsidiaries

	Edward C. Johnson 3d

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Duly authorized under Power of Attorney effective as
of June 1, 2008, by and on behalf of Edward C. Johnson 3d

	Fidelity Management & Research Company

	By /s/ Scott C. Goebel
	Scott C. Goebel
	Senior V.P. and General Counsel